--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    ----------------------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                    For the Quarter ended September 30, 2003


                    ----------------------------------------

                              WILLIS GROUP LIMITED
                 (Translation of registrant's name into English)

                  Ten Trinity Square, London EC3P 3AX, England
                    (Address of principal executive offices)


                    ----------------------------------------


                       (Indicate by check mark whether the
                      registrant files or will file annual
                    reports under cover of Form 20-F or Form
                                     40-F.)

                             Form 20-F |X| Form 40-F

                       (Indicate by check mark whether the
                    registrant by furnishing the information
                     contained in this form is also thereby
                                 furnishing the
                    information to the Commission pursuant to
                            Rule 12g3-2(b) under the
                           Securities Exchange Act of
                                     1934.)

                                   Yes No |X|

       (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

--------------------------------------------------------------------------------

                     WILLIS GROUP LIMITED AND SUBSIDIARIES
                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (unaudited)


                                                  Three months ended      Nine months ended
                                                     September 30,           September 30,
                                                ----------------------- -----------------------
                                                      2003        2002        2003        2002
                                                ----------- ----------- ----------- -----------
                                                      ($ million, except per share data)
Operating revenues
Commissions and fees                                 434.1       370.8     1,446.3     1,199.9
Interest and investment income                        18.5        19.1        53.0        52.0
                                                ----------- ----------- ----------- -----------
                                                     452.6       389.9     1,499.3     1,251.9
Operating expenses                                  (355.4)     (311.2)   (1,079.2)     (924.8)
                                                ----------- ----------- ----------- -----------
Operating income                                      97.2        78.7       420.1       327.1
Profit/(loss) on disposal/closure of operations        4.6           -         8.4       (11.8)
Share of profit of associates                          4.3         3.4        21.4        15.3
Interest income (Note 2)                              12.1        15.3        40.0        49.7
Interest expense                                     (11.5)      (15.3)      (38.3)      (48.6)
                                                ----------- ----------- ----------- -----------
Income before taxation                               106.7        82.1       451.6       331.7
Taxation (Note 3)                                      4.3       (37.0)     (117.0)     (122.2)
                                                ----------- ----------- ----------- -----------
Income after taxation                                111.0        45.1       334.6       209.5
Equity minority interests                             (0.3)       (0.2)       (3.8)       (6.9)
                                                ----------- ----------- ----------- -----------
Net income (i)                                       110.7        44.9       330.8       202.6
Dividends                                            (19.1)          -       (41.8)          -
                                                ----------- ----------- ----------- -----------
Retained income                                       91.6        44.9       289.0       202.6
                                                ----------- ----------- ----------- -----------
Net income per ordinary share (i)                    $0.23       $0.09       $0.69       $0.42
                                                ----------- ----------- ----------- -----------
Average number of ordinary shares outstanding
 (in millions)                                       481.8       481.7       481.7       481.7
----------------------------------------------- ----------- ----------- ----------- -----------

(i)  A summary of the adjustments to net income that would be required if United
     States generally accepted accounting principles ("US GAAP") were to be applied instead of those accounting principles generally accepted in the United Kingdom ("UK GAAP") is set forth in Note 7.


          CONSOLIDATED STATEMENTS OF TOTAL RECOGNIZED GAINS AND LOSSES
                                  (unaudited)

                                                  Three months ended      Nine months ended
                                                     September 30,           September 30,
                                                ----------------------- -----------------------
                                                      2003        2002        2003        2002
                                                ----------- ----------- ----------- -----------
                                                                  ($ million)
Net income                                           110.7        44.9       330.8       202.6
Currency translation differences                      (2.3)       (4.0)       (2.4)       (0.8)
                                                ----------- ----------- ----------- -----------
Total recognized gains and losses (ii)               108.4        40.9       328.4       201.8
----------------------------------------------- ----------- ----------- ----------- -----------

(ii) A statement of Comprehensive Income under US GAAP is set forth in Note 7.


                     WILLIS GROUP LIMITED AND SUBSIDIARIES
                     CONDENSED CONSOLIDATED BALANCE SHEETS
                                  (unaudited)


                                                                      September 30,  December 31,
                                                                              2003     2002(i)
                                                                       ------------ -----------
                                                                              ($ million)

                                ASSETS
Current assets
 Cash and short-term deposits                                                820.4     1,003.4
 Investments                                                               1,004.9       624.5
 Accounts receivable, net                                                  8,797.0     7,816.6
                                                                        ----------- -----------
                                                                          10,622.3     9,444.5
                                                                        ----------- -----------
Fixed assets
 Intangible assets - goodwill, net                                           190.5       115.7
 Tangible assets, net                                                        226.4       211.9
 Investments                                                                  55.9        47.4
                                                                        ----------- -----------
                                                                             472.8       375.0
                                                                        ----------- -----------
Total assets                                                              11,095.1     9,819.5
                                                                        ----------- -----------
                 LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
 Accounts payable                                                          8,770.3     7,724.8
 Corporate tax payable                                                       138.2       168.7
 Accruals and deferred income                                                264.8       233.9
 Bank loans and overdrafts                                                     5.1         3.0
 Other current liabilities                                                   292.9       259.2
                                                                        ----------- -----------
                                                                           9,471.3     8,389.6
                                                                        ----------- -----------
Noncurrent liabilities
 Bank loans                                                                   78.2       157.2
 9% Senior Subordinated Notes due 2009                                       369.9       408.9
 Other noncurrent liabilities                                                 57.8        51.7
                                                                        ----------- -----------
                                                                             505.9       617.8
                                                                        ----------- -----------
Provisions for liabilities and charges (Note 6)                              154.9       129.0
Equity minority interests                                                     16.6        24.7
                                                                        ----------- -----------
Total liabilities and minority interests                                  10,148.7     9,161.1
Shareholders' equity (ii)
 Share capital                                                                97.9        97.9
 Share premium                                                               222.4       221.8
 Revaluation reserve                                                          21.5        21.5
 Retained earnings                                                           604.6       317.2
                                                                        ----------- -----------
                                                                             946.4       658.4
                                                                        ----------- -----------
Total liabilities and shareholders' equity                                11,095.1     9,819.5
-------------------------------------------                             ----------- -----------

(i) The balance sheet at December 31, 2002 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

(ii) A summary of the adjustments to shareholders' equity that would be required if US GAAP were to be applied instead of UK GAAP is set forth in Note 7.

                     WILLIS GROUP LIMITED AND SUBSIDIARIES
                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (unaudited)


                                                                          Nine months ended
                                                                             September 30,
                                                                        -----------------------
                                                                              2003        2002
                                                                        ----------- -----------
                                                                              ($ million)
Net cash inflow from operating activities (Note 4)                           541.6       509.2
Dividends from associates                                                      4.4         2.6
Returns on investments and servicing of finance
 Interest received                                                            51.1        63.2
 Interest paid                                                               (46.1)      (57.8)
 Bank fees on borrowings                                                      (0.5)       (0.6)
 Minority dividends paid                                                      (5.2)       (2.0)
                                                                        ----------- -----------
                                                                              (0.7)        2.8
                                                                        ----------- -----------
Taxation                                                                     (96.0)      (55.7)
Capital expenditure and financial investment
 Purchase of tangible fixed assets                                           (37.5)      (29.6)
 Sale of tangible fixed assets                                                 3.7         1.6
 Purchase of fixed asset investments                                          (0.6)          -
                                                                        ----------- -----------
                                                                             (34.4)      (28.0)
                                                                        ----------- -----------
Acquisitions and disposals
 Purchase of subsidiaries                                                    (96.7)      (21.0)
 Sale of subsidiaries                                                          1.6        (0.2)
 Net cash transferred on purchase/sale of subsidiaries                        (0.6)       30.6
 Purchase of associates                                                       (0.3)          -
 Sale of associates                                                            4.8           -
 Proceeds from sale of operations                                              8.7           -
                                                                        ----------- -----------
                                                                             (82.5)        9.4
                                                                        ----------- -----------
Equity dividends paid                                                        (41.8)          -
                                                                        ----------- -----------
Cash flow before management of liquid resources and financing                290.6       440.3
Management of liquid resources                                              (400.0)     (416.1)
Financing
 Capital contribution                                                            -         2.4
 Amounts due from parent company                                             (46.6)      (74.0)
 Amounts due to parent company                                                17.9           -
 Debt due beyond a year:
  Decrease in long-term borrowings                                          (119.0)     (129.4)
                                                                        ----------- -----------
                                                                            (147.7)     (201.0)
                                                                        ----------- -----------
Decrease in cash                                                            (257.1)     (176.8)
--------------------------------------------------------------------    ----------- -----------


(i) The differences between the consolidated statements of cash flows presented above and that required under US GAAP are described in Note 7.

                     WILLIS GROUP LIMITED AND SUBSIDIARIES
               NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS


Note 1 - Basis of preparation

      These condensed consolidated financial statements, which are unaudited, have been prepared in accordance with UK GAAP and the accounting policies described in the Company's audited consolidated financial statements for the year ended December 31, 2002. In the opinion of the Company's management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the nine months ended September 30, 2003 are not necessarily indicative of the results that may be expected for the year ending December 31, 2003.

Note 2 - Interest income

      Substantially all the Company's external borrowings have been advanced to the Company's indirect parent company, Trinity Acquisition Limited. Interest receivable on the amounts advanced has been disclosed separately from interest receivable on other funds, which is included in operating revenues.

Note 3 - Taxation

         In the third quarter of 2003, certain changes to UK tax legislation were enacted regarding the taxation of employee stock options. When UK-based employees exercise their stock options, the Company now obtains a corporate tax deduction equal to the market price of the Company's shares on the date of exercise less the option exercise price paid by the employee. This change largely brings UK tax legislation into line with US tax legislation.

          A tax benefit of $43.0 million has been recognized in the quarter based on the number of stock options exercised by employees in the nine-month period to September 30, 2003.


Note 4 - Reconciliation of operating income to net cash inflow from operating activities



                                                                          Nine months ended
                                                                             September 30,
                                                                        -----------------------
                                                                              2003        2002
                                                                        ----------- -----------
                                                                              ($ million)
Operating income                                                             420.1       327.1
Depreciation and amortization                                                 35.7        30.3
(Profit)/loss on sale of tangible fixed assets                                (0.4)        0.5
Increase in receivables                                                     (754.7)     (897.6)
Increase in payables                                                         819.5     1,061.4
Net movement on provisions                                                    21.4       (12.5)
                                                                        ----------- -----------
Net cash inflow from operating activities                                    541.6       509.2
---------------------------------------------------------------         ----------- -----------


Reconciliation of net cash flow to movement in net funds

                                                                          Nine months ended
                                                                             September 30,
                                                                        -----------------------
                                                                              2003        2002
                                                                        ----------- -----------
                                                                              ($ million)
Net funds at beginning of period                                           1,968.3     1,548.7
Net cash flow                                                               (257.1)     (176.8)
Management of liquid resources                                               400.0       416.1
Financing                                                                    147.7       203.4
Non-cash movements                                                           (43.0)          -
Currency exchange movements                                                   49.3        45.3
                                                                        ----------- -----------
Net funds at end of period                                                 2,265.2     2,036.7
-----------------------------------------------------------------       ----------- -----------

                     WILLIS GROUP LIMITED AND SUBSIDIARIES
          NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS (continued)




Note 5 - Reconciliation of movements in shareholders' equity


                                                                          Nine months ended
                                                                             September 30,
                                                                        -----------------------
                                                                              2003        2002
                                                                        ----------- -----------
                                                                              ($ million)
Net income                                                                   330.8       202.6
Dividends                                                                    (41.8)          -
Ordinary shares issued                                                         0.6        19.5
Goodwill reinstated on disposals                                               0.8        11.1
Capital contribution                                                             -         2.4
Exchange adjustments                                                          (2.4)       (0.8)
                                                                        ----------- -----------
Net increase in shareholders' equity                                         288.0       234.8
Shareholders' equity at beginning of period                                  658.4       330.5
                                                                        ----------- -----------
Shareholders' equity at end of period                                        946.4       565.3
----------------------------------------------------------------        ----------- -----------


Note 6 - Commitments and Contingencies

   In common with many companies involved in selling personal pension plans in the United Kingdom, the Company has been engaged in a review of personal pension plans sold to individuals between 1988 and 1994 in accordance with the requirements of the UK regulatory authorities. As of September 30, 2003, the review has been substantially completed. However, the Company retains an obligation to review further claims that may arise in the future and, if necessary, to pay compensation. The Company considers that the provisions held in this regard are prudent and does not expect any material net impact on its financial condition, results of operations or liquidity to arise from this issue.

   The Company maintains provisions against future costs arising from discontinued operations, which include estimates for administering the run-off of the Company's former UK underwriting operations. Willis Faber (Underwriting Management) Limited, a wholly-owned subsidiary of the Company, provided underwriting agency and other services to certain insurance companies including Sovereign Marine & General Insurance Company Limited (in Scheme of Arrangement) (collectively, the ''stamp companies'') and in 1991 ceased arranging new business on behalf of the stamp companies. The Company has agreed with certain of the stamp companies to fund certain costs of the run-off, subject to agreed guidelines as to timing and amount. Although the Company expects the run-off to be conducted in an orderly manner, it may ultimately prove to be a lengthy and expensive process. The amounts to be funded under the run-off arrangements are currently within the aggregate of the provisions made.

   The Company is subject to various actual and potential claims, lawsuits and proceedings relating principally to alleged errors and omissions in connection with the placement of insurance and reinsurance in the ordinary course of business. Similar to other corporations, the Company is also subject to a variety of other claims, including those relating to the Company's employment practices. Some of those claims, lawsuits and proceedings seek damages in amounts which could, if assessed, be significant.

   Most of the claims, lawsuits and proceedings arising in the ordinary course of business are covered by professional indemnity or other appropriate insurance. In respect of self-insured deductibles, the Company has established provisions against these items which are believed to be adequate in the light of current information and legal advice, and the Company adjusts such provisions from time to time according to developments. On the basis of current information, the Company does not expect that the outcome of the claims, lawsuits and proceedings to which the Company is subject or of which it is aware, either individually or in the aggregate, will have a material adverse effect on the Company's financial condition, results of operations or liquidity.

                     WILLIS GROUP LIMITED AND SUBSIDIARIES
          NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS (continued)



Note 7 - Differences between accounting principles generally accepted in the United Kingdom and the United States

   The unaudited condensed consolidated financial statements are prepared in accordance with UK GAAP which differ in certain respects from US GAAP. Summaries of the significant differences as they apply to the Company are set forth in Note 30 of Notes to the Company's Consolidated Financial Statements for the year ended December 31, 2002.

   The effect on net income, comprehensive income, and shareholders' equity of applying the significant differences between UK GAAP and US GAAP described above is summarized as follows:


Net income                                        Three months ended      Nine months ended
                                                     September 30,           September 30,
                                                ----------------------- -----------------------
                                                      2003        2002        2003        2002
                                                ----------- ----------- ----------- -----------
                                                                  ($ million)
Net income as reported in the condensed
 consolidated statement of income                    110.7        44.9       330.8       202.6
Adjustments
Operating expenses - performance options              (4.2)      (18.4)      (17.3)     (114.4)
Goodwill                                               2.6         2.2         7.9         5.7
Gain on disposal/closure of operations                 0.8           -         1.3        11.1
Software development costs                             0.9           -         2.8           -
(Loss)/gain on derivative instruments                 (0.1)       (0.3)       (2.6)        1.1
Pension costs                                          4.4         2.2         9.4         3.5
Taxation                                              (6.0)       25.3        (5.2)       18.0
                                                ----------- ----------- ----------- -----------
Net income as adjusted to accord with US GAAP        109.1        55.9       327.1       127.6
                                                ----------- ----------- ----------- -----------


Comprehensive income                              Three months ended      Nine months ended
                                                     September 30,           September 30,
                                                ----------------------- -----------------------
                                                      2003        2002        2003        2002
                                                ----------- ----------- ----------- -----------
                                                                  ($ million)
Net income as adjusted to accord with US GAAP        109.1        55.9       327.1       127.6
Other comprehensive income:
 Foreign currency translation adjustments             (2.7)       (4.8)       (2.7)       (0.8)
 Net (loss)/gain on derivative instruments            (8.2)       17.6        (7.2)       29.1
 Unrealized holding (loss)/gain                       (1.2)        1.1        (2.3)        1.4
                                                ----------- ----------- ----------- -----------
Comprehensive income                                  97.0        69.8       314.9       157.3
                                                ----------- ----------- ----------- -----------


                     WILLIS GROUP LIMITED AND SUBSIDIARIES
          NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS (continued)



 Note 7 - Differences between accounting principles generally accepted in the United Kingdom and the United States (continued)

Shareholders' equity


                                                                       September 30,  December 31,
                                                                               2003        2002
                                                                       ------------ -----------
                                                                              ($ million)
Shareholders' equity as reported in the consolidated balance sheet           946.4       658.4
Adjustments
Intangible assets:
 Goodwill and other intangible assets - cost                               1,311.5     1,314.8
                                      - amortization                         (88.8)      (99.6)
 Software development costs                                                    3.8         1.0
Current assets:
 Investments                                                                   0.3         3.6
 Receivables - derivative instruments                                         35.9        38.8
 Pension cost asset                                                           46.4        28.0
Noncurrent assets:
 Receivables - derivative instruments                                         22.5        29.8
 Minimum pension liability adjustment                                        (77.3)      (77.3)
Current liabilities:
 Payables - derivative instruments                                            (3.7)       (0.8)
 Deferred consideration                                                        5.3         4.4
Noncurrent liabilities:
 Pension costs liability                                                     (52.1)      (43.0)
   Payables - derivative instruments                                          (6.5)       (7.0)
 Minimum pension liability adjustment                                       (165.2)     (165.2)
 Taxation                                                                    (10.7)       (8.8)
Provisions for liabilities and charges:
 Deferred taxes - effect of above adjustments                                130.9       110.5
                                                                        ----------- -----------
Shareholders' equity as adjusted to accord with US GAAP                    2,098.7     1,787.6
                                                                        ----------- -----------


     The categories of cashflow activity under US GAAP can be summarized as follows:

Consolidated statement of cash flows


                                                                          Nine months ended
                                                                             September 30,
                                                                        -----------------------
                                                                              2003        2002
                                                                        ----------- -----------
                                                                              ($ million)
Cash inflow from operating activities                                        379.2       300.0
Cash outflow from investing activities                                      (134.8)      (34.2)
Cash outflow from financing activities                                      (189.5)     (201.0)
                                                                        ----------- -----------
Increase in cash and cash equivalents                                         54.9        64.8
Effect of foreign exchange rate changes                                        6.8         4.1
Cash and cash equivalents at beginning of period                             208.1       124.1
                                                                        ----------- -----------
Cash and cash equivalents at end of period                                   269.8       193.0
                                                                        ----------- -----------

                     WILLIS GROUP LIMITED AND SUBSIDIARIES
                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Summary

      Total revenues increased by $62.7 million (16%) to $452.6 million in the third quarter of 2003 from $389.9 million in the third quarter of 2002. Approximately 2% of this increase was attributable to the effect of foreign currency exchange rate movements and approximately (2)% was attributable to the effects of acquisitions and disposals. Adjusting for these items, total revenues on an underlying basis were 16% higher in the third quarter of 2003 than in the corresponding quarter of 2002. For the nine months to September 30, 2003, total revenues were $1,499.3 million, 20% higher than a year ago. Approximately 5% of this increase was attributable to the effect of foreign currency exchange rate movements and approximately (2)% was attributable to the effects of acquisitions and disposals. Adjusting for these items, total revenues on an underlying basis were 17% higher than in the corresponding period of 2002. Of the 17% increase in our underlying revenues for the nine months, 13% was attributable to net new business, up from 9% in the corresponding period a year ago, and 4% from higher premium rates.

      Operating income increased by $18.5 million (24%) to $97.2 million in the third quarter of 2003 from $78.7 million in the third quarter of 2002. For the nine months, operating income was $420.1 million, an increase of $93.0 million (28%) compared to the corresponding period in 2002.

      Net income increased by $65.8 million (147%) to $110.7 million ($0.23 per share) in the third quarter of 2003 from net income of $44.9 million ($0.09 per share) in the third quarter of 2002. For the nine months, net income was $330.8 million ($0.69 per share) compared with $202.6 million ($0.42 per share) a year ago.

Revenues

      Commissions and fees increased by 17% to $434.1 million in the third quarter of 2003 from $370.8 million in the third quarter of 2002 and interest income earned of $18.5 million on fiduciary funds was $0.6 million (3%) lower than in the third quarter 2002.

      Global: Revenues generated by our Global business increased by 20% to $217.2 million in the third quarter of 2003 from $181.6 million in the third quarter of 2002. Approximately 3% of this increase in revenues arose from the effects of foreign currency exchange rate movements. The effect of acquisitions and disposals was immaterial. Adjusting for these items, Global's revenues on an underlying basis increased by 17%. Global's property and casualty, reinsurance and specialties, including marine and aerospace, continued to grow through new business wins across our global marketplace.

      North America: Revenues generated by our North America business increased by 10% to $171.0 million in the third quarter of 2003 from $156.0 million in the third quarter of 2002. The disposal of the third-party administration units in 2002 impacted the increase in revenues by approximately (5)%. Adjusting for this item, North America's revenues on an underlying basis increased by 15% attributable to our middle market, large account and specialty practices (especially executive risk, employee benefits and construction) through new business development and recruitment.

      International: Revenues generated by our International business increased by 23% to $64.4 million in the third quarter of 2003 from $52.3 million in the third quarter of 2002. Foreign currency exchange rate movements accounted for approximately 9% of the reported increase in revenues, largely due to the strengthening of the euro. The effect of acquisitions and disposals accounted for a further 2% of the reported increase in revenues. Adjusting for these items, International's revenues on an underlying basis increased by 12%, led by good performance in Continental Europe, notably Italy and Iberia, Latin America, Australia and South Africa.

Expenses

      Operating expenses increased by $44.2 million (14%) to $355.4 million in the third quarter of 2003 from $311.2 million in the third quarter of 2002. Foreign currency exchange rate movements accounted for approximately 2% of the increase in operating expenses and approximately (2)% was attributable to the effect of acquisitions and disposals. Adjusting for these items, operating expenses grew by 14% in the third quarter of 2003 compared to the third quarter of 2002. For the nine months, operating expenses were 17% higher than a year ago. Approximately 4% of the reported increase in operating expenses was attributable to foreign currency exchange rate movements and approximately (3)% was attributable to the effect of acquisitions and disposals. Adjusting for these items, operating expenses were 16% higher in the nine months than a year ago. Operating expenses in 2003 compared with 2002 have been impacted by increased salaries and benefits expense, arising from recruitment and incentive based compensation consistent with revenue growth, increased pension costs and higher business insurance costs.

Associates

      Our share of income before tax of our associates was $4.3 million in the third quarter of 2003, compared with $3.4 million in the corresponding period of 2002. For the nine months, our share of income before tax of our associates was $21.4 million, an increase of $6.1 million compared with $15.3 million a year ago. This increase was due to improved performance of our associates, led by Gras Savoye.

                     WILLIS GROUP LIMITED AND SUBSIDIARIES
            OPERATING AND FINANCIAL REVIEW AND PROSPECTS (continued)


Interest

      Interest income of $12.1 million in the third quarter of 2003 was $3.2 million lower than in the third quarter of 2002, reflecting lower principal amounts of debt outstanding. At September 30, 2003, loans advanced to Trinity Acquisition Limited amounted to $578.9 million compared with $657.8 million a year earlier. Interest income represents interest receivable on loans advanced to our indirect parent company Trinity Acquisition Limited.

      Interest expense of $11.5 million in the third quarter of 2003 was $3.8 million lower than in the third quarter of 2002, reflecting lower principal amounts of debt outstanding. At September 30, 2003 long-term debt amounted to $448.5 million compared with $657.8 million a year earlier. Interest expense represents interest payable on long-term debt consisting of the senior credit facilities and the 9% senior subordinated notes due 2009.

Minority Interest

      Minority interest for the third quarter of 2003 was $0.3 million compared with $0.2 million for the third quarter of 2002. For the nine months, minority interest was $3.8 million, a decrease of $3.1 million compared with $6.9 million a year ago. The decrease in minority interest was largely due to the acquisition of the remaining minority interest in Willis GmbH and the purchase of an additional 23% ownership in Willis Iberia, both with effect from January 1, 2003.

Income Taxes

      An income tax benefit of $4.3 million has been recorded for the third quarter and an income tax expense of $117.0 million for the nine months to September 30, 2003.

      In the third quarter of 2003, certain changes to UK tax legislation were enacted regarding the taxation of employee stock options. When UK-based employees exercise their stock options, the Company now obtains a corporate tax deduction equal to the market price of the Company's shares on the date of exercise less the option exercise price paid by the employee. This change largely brings UK tax legislation into line with US tax legislation.

          A tax benefit of $43.0 million has been recognized in the quarter based on the number of stock options exercised by employees in the nine-month period to September 30, 2003.

      Adjusting for the tax benefits arising from the exercising of stock options and the net profit on disposal of operations, the underlying tax rate for the first nine months of 2003 was 35%, compared with 36% for the corresponding period of 2002.

Liquidity and Capital Resources

      Net cash inflow from operating activities increased by $32.4 million to $541.6 million in the nine months from $509.2 million in the corresponding period of 2002. This increase was primarily due to improved operating results. Cash dividends of $22.7 million and $19.1 million were paid on April 14, 2003 and July 14, 2003.

      During the nine months ended September 30, 2003, we repaid $79.0 million of our term loans ahead of the repayment schedule and repurchased $40.0 million of 9% Senior Subordinated Notes.

      On January 1, 2003, we acquired the remaining 22% interest, in addition to the 78% already owned, in Willis GmbH, Germany's third largest insurance broker. On January 1, 2003, we also acquired an additional 23% holding in Willis Iberia to add to the 54% already owned. The remaining 23% of Willis Iberia is owned by our associate, Gras Savoye. During 2003, we have acquired further interests totaling 33% in Willis Italia to add to the 67% already owned.

      We expect that internally generated funds will be sufficient to meet our foreseeable operating cash requirements, capital expenditures and scheduled debt repayments, the next of which is not due until 2005. In addition, we have an undrawn $150.0 million revolving credit facility.

Differences between UK GAAP and US GAAP

      Net income for the third quarter of 2003 of $110.7 million and for the nine months of $330.8 million under UK GAAP, compared with net income of $109.1 million and $327.1 million, respectively under US GAAP.

      Other differences arise principally from the differing accounting treatment for goodwill, forward foreign exchange contracts in respect of future income, pensions and related deferred taxation. Details of the reconciling differences are given in Note 30 of the Company's audited consolidated financial statements for the year ended December 31, 2002.

                     WILLIS GROUP LIMITED AND SUBSIDIARIES
            OPERATING AND FINANCIAL REVIEW AND PROSPECTS (continued)


Information concerning forward-looking statements

      We have included in this document forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that state our intentions, beliefs, expectations or predictions for the future. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or those anticipated, depending on a variety of factors such as general economic conditions in different countries around the world, fluctuations in global equity and fixed income markets, changes in premium rates, the competitive environment and the actual cost of resolution of contingent liabilities. Although we believe that the expectations reflected in forward-looking statements are reasonable we can give no assurance that those expectations will prove to have been correct. All forward-looking statements contained in this document are qualified by reference to this cautionary statement.

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



                      WILLIS GROUP LIMITED AND SUBSIDIARIES


                                   SIGNATURES


      Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                  WILLIS GROUP LIMITED





                                               By: /S/ THOMAS COLRAINE
                                                   -------------------
                                                 Name: Thomas Colraine
                                  Title: Group Chief Financial Officer

Date: November 14, 2003